UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

BNY Mellon Funds Trust
Dreyfus Premier Investment Funds, Inc.
Strategic Funds, Inc.
The Dreyfus Corporation

and

MBSC Securities Corporation

200 Park Avenue
New York, New York 10166

File No. 812-_______

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND 12(d)(1)(C) OF THE 1940 ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE 1940 ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) and 17(a)(2) OF THE 1940 ACT.

Written or oral communications regarding this Application
should be addressed to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

With copies to:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

This Application (including Exhibits) consists of 22 pages.
The Exhibit Index is on page 18.

I.	INTRODUCTION

BNY Mellon Funds Trust ("BNY Mellon Funds"), Dreyfus Premier Investment Funds, Inc. ("Premier Investment Funds") and Strategic Funds, Inc. ("Strategic Funds") (each, an "Investment Company," and collectively, the "Investment Companies"); The Dreyfus Corporation (the "Adviser"); and MBSC Securities Corporation (the "Distributor" and, together with the Investment Companies and the Adviser, the "Applicants")1 hereby submit this application (the "Application") to the U.S. Securities and Exchange Commission (the "Commission") requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, as described below.

The Applicants request that the order apply not only to any existing series of the Investment Companies, but that the order also extend to any future series of the Investment Companies, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Investment Companies and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Investment Companies, each, a "Fund," and collectively, the "Funds").

The Applicants request relief to permit:  (1) a Fund (each, a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies (each, an "Unaffiliated Open-End Investment Company"), registered closed-end management investment companies and "business development companies", as defined by Section 2(a)(48) of the 1940 Act ("business development companies")2 (each registered closed-end management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts" and, together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of the same "group of investment companies"3 as the Funds of Funds, in excess of the limits in

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1
All references herein to the term "Adviser" include successors-in-interest to the Adviser. A successor-in-interest is limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization. BNY Mellon Fund Advisers, a division of the Adviser, is the investment adviser to the series of BNY Mellon Funds and is deemed to be incorporated within the term "Adviser" as used herein.

2
While business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies, like shares of certain registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.

3
For purposes of this Application, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker"), to sell shares of such Unaffiliated Funds to the Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof and closed-end management investment companies, as well as UITs and business development companies, if any, in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds")4, in excess of the limits in Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act; and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (each, an "ETF," and collectively, "ETFs").

The Applicants' requested relief is substantially similar to the relief granted by the Commission in In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 30426 (March 14, 2013) (notice) and 30454 (April 9, 2013) (order) (the "Global X Order"), except that the Applicants are not requesting relief in this Application to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the 1940 Act and that otherwise complies with Rule 12d1-2 under the 1940 Act, to also invest in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act since the Commission has previously granted such relief to the Applicants.5

All entities that currently intend to rely on the requested order are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

II.	THE APPLICANTS

Each Investment Company is an open-end management investment company that is registered under the 1940 Act.  BNY Mellon Funds is organized as a Massachusetts business trust and Strategic

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4
A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

5	See In the Matter of The Dreyfus Corporation, et al., Investment Company Act Release Nos. 30137 (July 12, 2012) (notice) and 30163 (August 7, 2012) (order).

Funds and Premier Investment Funds are organized as Maryland corporations. The shares of each Investment Company are offered and sold pursuant to registration under the Securities Act of 1933, as amended. Each Investment Company offers multiple series, each with its own distinct investment objectives and strategies. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Fund's board of directors or trustees (each, a "Board")6 will review any advisory fees charged by the Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

The Adviser was founded in 1947 and manages approximately $246 billion in 165 mutual fund portfolios.  The Adviser is the primary mutual fund business of The Bank of New York Mellon Corporation ("BNY Mellon"), a global financial services company focused on helping clients manage and service their financial assets, operating in 35 countries and serving more than 100 markets.  BNY Mellon is a leading investment management and investment services company, uniquely focused to help clients manage and move their financial assets in the rapidly changing global marketplace.  BNY Mellon has $26.2 trillion in assets under custody and administration and $1.4 trillion in assets under management.  BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation.  BNY Mellon Investment Management is one of the world's leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon's affiliated investment management firms, wealth management services and global distribution companies.

The Adviser is a New York corporation registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser (or a division thereof in the case of BNY Mellon Funds) serves as investment adviser to each Investment Company pursuant to a management agreement with the Investment Company (the "Advisory Agreement").  Under the terms of the Advisory Agreement, the Adviser provides the Investment Company with investment management, research and supervision, and furnishes a program of investment, evaluation and, if appropriate, sale and reinvestment of such Investment Company's assets.

The Distributor, a New York corporation, is a wholly-owned subsidiary of the Adviser and is registered as a broker-dealer under the 1934 Act and as a member of the Financial Industry Regulatory Authority ("FINRA").  The Distributor serves as each Investment Company's distributor on a best efforts basis pursuant to an agreement with the Investment Company, which is renewable annually, and also serves as distributor for the other funds in the Dreyfus Family of Funds.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Certain Funds are structured as "funds of funds," as they invest a portion or all of their assets in the securities of investment companies.  Because certain Funds will invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.  The Adviser believes that certain Funds may benefit, or may benefit in the future, from the ability to invest in Underlying Funds, such as those specializing in specific asset classes (e.g., real estate, commodities, emerging markets or short-term fixed-income products) or specialized strategies (e.g., a long/short strategy or an index-based strategy).  Currently, certain Funds invest in Underlying Funds in reliance on Section 12(d)(1)(G) and other Funds may, in the future, invest in Underlying Funds in reliance on Section 12(d)(1)(F).

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6	The term "Board," as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

Other Funds may in the future rely on the requested order to the extent that the Adviser believes the Fund would benefit from seeking exposure to an asset class or strategy by investment through investment companies.  Other Funds may in the future be structured as "fund of funds" and seek to achieve their objective by investing primarily in other investment companies.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

A.	SECTION 12(d)(1)

(1)	EXPLANATION OF SECTION 12(d)(1)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

●	duplicative costs;
●	the exercise of undue influence or control over the underlying funds; and
●	the complexity of such arrangements.7

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition:  (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition:  (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) of the 1940 Act provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the 'acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

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7	See Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the "PPI Report").

(2)	REQUEST FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 12(d)(1)(J)

Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act to the extent necessary to permit:  (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).  Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

(3)	NO UNDUE INFLUENCE

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies.  Each Unaffiliated Investment Company will operate independently as determined by its own Board and management.  Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.  Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

●
the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

●
any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the

Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate").  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

With respect to investing in Unaffiliated Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Investment Companies, the Board of each Fund of Funds, including a majority of the Board members who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Board Members, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will be required to consider, among other things:  (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings.  Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement").  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities.  Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies.  However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals with respect to a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund.  By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances.  Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock.  As the Commission observed in the PPI Report:

Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.9

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above.  Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (i.e., mirror voting).  These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company.  They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds.  Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting.  The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares.  In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company.

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8
An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of the notice period specified in such Participation Agreement.

9	See PPI Report at 324.

Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

(4)	NO EXCESSIVE LAYERING OF FEES

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting).  Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders.  Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory fees are not duplicative, before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Board Members, will find that the advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").10  In this regard,
__________________
10	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Applicants note that with respect to closed-end funds, shares of closed-end funds that are listed on a securities exchange generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and such closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund the shares of which are listed on a securities exchange.

(5)	STRUCTURE IS NOT OVERLY COMPLEX

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund:  (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to engage in inter-fund borrowing and lending transactions; or (d) acquires securities of one or more investment companies for short-term cash management purposes.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund).  However, the Applicants do not believe that this will result in an overly complex structure.  The master-feeder arrangement is entirely transparent.  For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that is a feeder fund in a master-feeder arrangement generally would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	SECTION 17(a)

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

An "affiliated person" of another person is defined in Section 2(a)(3) of the 1940 Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Additionally, Section 6(c) of the 1940 Act provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting them from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit the proposed investments by the Funds of Funds in shares of the Underlying Funds.11

The Applicants request this order because the sale of shares by certain of the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by such Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the 1940 Act.12  For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another.  In addition, a Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of an Underlying Fund and, therefore, the Underlying Fund could be deemed to be an affiliated person of the Fund of Funds, and vice-versa.  If the Underlying Fund were deemed to be an affiliated person of the Fund of Funds for these or other reasons, the sale of shares by an Underlying Fund to a Fund of Funds or the redemption of shares by an Underlying Fund from a Fund of Funds may be deemed to contravene Section 17(a) of the 1940

__________________
11
The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

12
The Applicants request relief from Sections 17(a)(l) and 17(a)(2) to the extent the sale of shares by Underlying Funds organized as open-end investment companies to the Funds of Funds and the purchase of those shares from the Funds of Funds by such Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the 1940 Act. The Applicants are not requesting Section 17(a) relief for, and the requested relief will not apply to, transactions involving shares of closed-end funds (including business development companies).

Act due to the affiliated status of these participants to such a transaction.13 Because multiple transactions could occur between an Underlying Fund and a Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, the Applicants are seeking relief under Section 6(c) with respect to any such transaction or series of transactions.

The Applicants submit that the terms of a sale of shares by an Underlying Fund to a Fund of Funds, and the redemption of shares by a Fund of Funds from an Underlying Fund, including the consideration to be paid or received, are reasonable and fair, and do not involve overreaching, and are consistent with the general purposes of the 1940 Act.  Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to the investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person.  Shares of an Underlying Fund that is an open-end investment company will be purchased and redeemed by a Fund of Funds at their net asset values as required by Rule 22c-1 under the 1940 Act.14  Further, no Fund of Funds is compelled to invest in an Underlying Fund, and each Underlying Fund has the right to reject any purchase order or discontinue selling its shares to any Fund of Funds.  Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

The Applicants also submit that any proposed arrangements between an Underlying Fund and a Fund of Funds will be consistent with the policies of the Underlying Fund and the Fund of Funds and the general purposes of the 1940 Act.  As noted above, Underlying Fund shares will be issued to and redeemed by a Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor.  Further, any investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares by the Underlying Fund to the Fund of Funds will be effected in accordance with the investment restrictions of the Underlying Fund and the Fund of Funds, and will be consistent with the investment objectives and policies of each Fund of Funds.

Accordingly, based on the foregoing, the Applicants submit that the requested order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) is appropriate in the public interest and consistent with the protection of investors and the policies and provisions of the 1940 Act.

__________________
13
The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund that is an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, or an entity controlling, controlled by or under common control with the investment adviser to the ETF, is also an investment adviser to the Fund of Funds.

14
The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and 17(a)(2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF (other than as described above in footnote 13) to purchase or redeem shares from the ETF. The Applicants also note that a Fund of Funds generally will purchase and sell shares of an Underlying Fund that is a closed-end fund (including a business development company) through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. The Applicants are not requesting Section 17(a) relief with respect to transactions involving shares of closed-end funds (including business development companies).

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission recently granted an exemptive order (the Global X Order) providing relief to another open-end management investment company and its investment adviser and distributor that is substantially similar to the relief requested herein, on substantially similar terms and conditions.  While the investment company applicant for the Global X Order had received exemptive relief to operate as an ETF and the Investment Companies do not operate as ETFs, we see no implications of this distinction relevant for the purposes of the relief requested herein.

VI.	CONCLUSIONS

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act and (ii) pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

VII.	APPLICANTS CONDITIONS

The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds, as described in this Application, shall be subject to the following conditions:

1.           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares.  If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.           No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.           The Board of each Fund of Funds, including a majority of the Independent Board Members, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

4.           Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Board Members, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.           No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.           The Board of an Unaffiliated Investment Company, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.           Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.           Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.           Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Board Members, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.           The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.           Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.           No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund:  (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to engage in inter-fund borrowing and lending transactions; or (d) acquires securities of one or more investment companies for short-term cash management purposes.

VIII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX.	REQUEST FOR AN ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application.  The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

BNY Mellon Funds Trust Dreyfus Premier Investment Funds, Inc
Strategic Funds, Inc.
MBSC Securities Corporation
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

The Applicants further state that all questions concerning this Application should be directed to:

David Stephens, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-6138

XI.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.  The items and verifications required by Rule 0-2(c)(l) and Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

BNY Mellon Funds Trust

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky Title: Vice President

Dreyfus Premier Investment Funds, Inc.

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky Title: Vice President

Strategic Funds, Inc.

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky Title: Vice President

The Dreyfus Corporation

By:	/s/ James Bitetto
Name: James Bitetto Title: Secretary

MBSC Securities Corporation

By:	/s/ James Bitetto
Name: James Bitetto Title: Assistant Secretary

XII.	Exhibit Index

EXHIBIT A

BNY Mellon Funds Trust
Dreyfus Premier Investment Funds, Inc.
Strategic Funds, Inc.
(each, a "Company")

RESOLUTIONS OF THE BOARD OF EACH INVESTMENT COMPANY

RESOLVED, that the Company's Board, including the Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Company, hereby authorizes and directs the officers of the Company, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an order under Section 12(d)(1)(J) of the 1940 Act for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act (the "Application"), and any and all amendments thereto; and it was further

RESOLVED, that the Company may rely on relief received pursuant to the Application in an order of the Commission at the discretion of the Company's officers; and it was further

RESOLVED, that each appropriate officer of the Company, acting alone, hereby is authorized, empowered and directed, acting with such advice of counsel as such officer shall deem necessary, to take such actions, and to prepare, execute and file, in the name of and on behalf of the Company, any and all documents, agreements, certificates, or instruments which such officer deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions.

A-1

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 19, 2013 for and on behalf of BNY Mellon Funds Trust, Dreyfus Premier Investment Funds, Inc. and Strategic Funds, Inc. (each, a "Company"); that he is the Vice President of each Company; and that all action by shareholders, directors, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President

B-1

EXHIBIT C

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 19, 2013 for and on behalf of The Dreyfus Corporation ("Dreyfus"); that he is the Secretary of Dreyfus; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
James Bitetto
Secretary

C-1

EXHIBIT D

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 19, 2013 for and on behalf of MBSC Securities Corporation ("MBSC"); that he is the Secretary of MBSC; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
James Bitetto
Assistant Secretary

D-1